July 24, 2008
William J. Kelly, Jr.
wjkelly@porterwright.com

Porter Wright	VIA EDGAR AND
Morris & Arthur LLP	VIA FAX (202) 772-9366
41 South High Street
Suites 2800-3200
Columbus, Ohio 43215-6194	Russell Mancuso, Esq.
Branch Chief
Direct: (614) 227-2136	U.S. Securities and Exchange Commission
Fax: 614-227-2100	100 F Street, N.E.
Toll free: 800-533-2794	Mail Stop 6010
Washington, DC 20549

Re:	Neoprobe Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 11, 2008
File No. 333-150650

Dear Mr. Mancuso:

On behalf of Neoprobe Corporation (“Neoprobe” or the “Company”), we have filed simultaneously via EDGAR Amendment No. 2 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”), which amendment addresses comments contained in your July 9, 2008 letter to Brent L. Larson concerning the Registration Statement (the “Comment Letter”). We have also filed via EDGAR a version of the Registration Statement marked to show the changes made by the Amendment.

This letter is in response to the Comment Letter. For convenience of your review, we have repeated each of your comments in italics immediately above the corresponding response. References herein to the “Prospectus” are to the Prospectus included as part of the Amendment.

Selling Stockholder, page 77.

1. We note your response to prior comment 12. Please clearly disclose how you calculated the number of shares being registered for resale. For example, it is unclear exactly how many shares you are seeking to register that are underlying each convertible security.

Response

In the Amendment, Neoprobe has reduced the number of shares covered by the registration statement to 20,166,666, consisting of up to 8,333,333 shares issuable upon the conversion of the Series B Note, 8,333,333 shares issuable upon and the exercise of the Series X Warrant, and up to 3,500,000 shares issuable as interest on the Series A and Series B Notes (see “Acquisition of Common Stock by Selling Stockholder,” at page 72 of the Prospectus).

2. We note your disclosure on page 72 regarding lack of liquidated damages under the registration rights agreement. With a view toward disclosure, please

Russell Mancuso, Esq.
July 24, 2008

tell us what the investor’s remedies are if you do not timely register for resale all shares subject to the registration rights agreement, including those related to the third closing.
Response
The Registrant’s obligation to register shares for resale is a best efforts obligation, including shares related to the third closing. Under Section 7(a) of the Registration Rights Agreement, the investor’s remedies for breach of this obligation would include an action for damages or an action for specific performance. The disclosure has been revised accordingly.
3. Refer to the second sentence of footnote 1 of Table 6 on page 76. Please tell us when the selling stockholder disposed of all the shares registered for resale.
Response
None of the shares registered for resale have been disposed of by the Selling Stockholder, and the disclosure has been revised to clarify this.
4. Given your change in securities registered for resale, please update exhibit 5.1.
Response
An updated exhibit has been included in the Amendment.
     We trust that the foregoing response fully addresses the comments contained in your letter. However, in the event your review of this response prompts additional questions or comments, please contact the undersigned. If you have no further comments or questions, also please so advise the undersigned so that we may request acceleration of the effectiveness of the registration statement.
Very truly yours,
/s/ William J. Kelly, Jr.
William J. Kelly, Jr.
WJK
cc:      Mr. Brent L. Larson